UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-40238

Hywin Holdings Ltd.

F3, Hywin Financial Centre

8 Yincheng Mid. Road

Pudong New District, Shanghai 200120

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         ☒         Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.2 — Notice of Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hywin Holdings Ltd.

By:	/s/ Han Hongwei
Name:	Han Hongwei
Title:	Chairman of the Board of Directors

Date: June 7, 2023 Beijing Time